FINANCIAL STATEMENTS

LPBP Inc. (formerly Hemosol Inc.)

October 31, 2004

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations.

Company Overview

LPBP Inc. ("the Company" or "LPBP" and which was previously named Hemosol Inc.) is a Canadian company with investments in health science focused partnerships, which are managed by other companies. LPBP does not actively manage its investments, as it does not control the establishment of strategic operating, investing and financing policies for these partnerships.

Effective May 1, 2004, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

- Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares were deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.

- LPBP transferred the Blood Products Business to a newly formed entity, Hemosol LP for a 100% limited partnership interest.

- LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in Hemosol LP.

- MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.

- MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A Shares and 11,134,648,627 Class B Non-Voting Shares.

- Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.

- The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the

Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

The Company's income and cash flow are dependent upon the income and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bore interest at a rate of prime plus 1.5%, was to mature on May 31, 2005 and could be prepaid at any time. On February 11, 2005 the Company received a distribution of $17 million from Labs LP and used part of the proceeds to pay down the Labs LP loan in full together with all accrued interest to that date.

As a result of the Arrangement, the Company will be able to benefit from significant tax loss carryovers, research and development pools and investment tax credits with an estimated total value of $120 million accumulated through operating losses of the previously owned Blood Products Business. The Company has determined that through the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. Therefore, for purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP, prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004.

The tax carryovers have been recorded as a future tax asset at a value of $120 million and a corresponding unrealized tax loss benefit of $107 million has been recorded as a deferred credit in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax asset and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Overview of Laboratory Services in Ontario

Even though as a limited partner, the Company is not required to provide information on Labs LP, the Company has decided to include a brief description of Labs LP's business because it represents a material component of LPBP's financial results.

Laboratory services are an important element of the Ontario health care system and include both clinical testing and anatomical pathology testing. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services in Ontario are provided by both private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories'') provide services to patients receiving care outside of hospitals. Laboratories in Ontario are required to hold licenses issued by the Ministry of Health ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licenses are for a limited term (usually one year) and are renewable subject to MOH approval.

The Ontario provincial government generally pays for laboratory services in Ontario. Community Laboratories in Ontario are compensated for performing most laboratory services by billing the MOH on a fee for service basis for those services covered by the MOH, with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the MOH are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year and (ii) the corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. The Labs Business has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories is $526 million for 2004 and $553 million for 2005 under an agreement that runs until March 31, 2005. The industry cap has grown at a compound annual growth rate of 3.6% from 1997 to 2005 MOH fiscal years.

Market for Laboratory Services in Ontario

The use of laboratory services in Ontario is growing faster than the Ontario population. For the fiscal year of the MOH ended March 31, 2004, there were 14.3 million requisitions (patient visits) to Community Laboratories in Ontario, resulting in a total of 80.2 million tests performed on patients for an average of 5.6 tests per requisition or patient visit and 6.6 tests per person in Ontario. It is estimated that approximately 50% of laboratory testing in Ontario is performed by Community Laboratories. In Ontario, substantially all out-patient laboratory services are performed by Community Laboratories on a fee-for-service basis.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and aging, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

The Labs Business

The Labs Business currently performs over 31% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $211 million, $201 million and $199 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002. Over 86% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the OAML. The Labs Business generated net income of approximately $47 million, $48 million and $51 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002.

Strategy

The goal of the Labs LP is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. The Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in note 2 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Valuation of long-term investments

LPBP maintains investments in two partnerships. These investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results

The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol LP's business has not been profitable since inception and the Company does not expect any distributions for the foreseeable future. As such, the Company's results are dependent on the financial results and related distributions from Labs LP.

As a limited partner in Labs LP, LPBP's equity income is dependent on the Labs LP operations. While the actual acquisition of Labs LP did not take place until May 1, 2004, a discussion comparing current period operating results to prior year's operating results has been included since the Company has assumed continuity of interest with respect to Labs LP. It has also been assumed that any equity earned up to May 1, 2004 would have been received by the Company in way of distributions from Labs LP and paid out in dividends to the Company's shareholder. It should also be reiterated that such dividends are disclosed as paid for comparative purposes only and do not represent actual dividends paid to the shareholder prior to May 1, 2004.

The revenue of the Labs LP increased 4.6% for the year ended October 31, 2004 as compared to October 31, 2003 and increased 1% for the year ended October 31, 2003 as compared to the year ended October 31, 2002. The majority of the revenue increase in each year was caused by the increase in the cap funding provided by the MOH.

In the fiscal year ended October 31, 2004 net income decreased 5% as compared to the year ended October 31, 2003 and decreased 5% in the year ended October 31, 2003 as compared to the year ended October 31, 2002. The decrease in equity earnings in each year was caused by an increase in expenses due to inflationary pressure, investment in infrastructure and an increase in the number of diagnostics tests performed by the Labs LP.

The majority of the decrease in the Labs LP accounts receivable for the fiscal year ended October 31, 2004 as compared to the year ended October 31, 2003 was largely due to the timing of receivables from the MOH.

Liquidity and capital resources

The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are normally funded through the distributions received from Labs LP. As noted above, under the Arrangement, Labs LP was prohibited from making any distributions to the partners prior to November 1, 2004. In order to cover its general operating costs during this period, the Company borrowed $300,000 from MDS under the terms of a demand note payable with an interest rate of prime plus 2%.

Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at October 31, 2004, the Company has not entered into any contractual obligations which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at October 31, 2004.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at October 31, 2004.

Risks and Uncertainties

Readers are referred to risk factors found in the Company's first quarter Management Discussion and Analysis.

AUDITORS' REPORT

To the Shareholders of
LPBP Inc. (formerly Hemosol Inc.)

We have audited the statements of financial position of **LPBP Inc.** (formerly Hemosol Inc.) as at October 31, 2004 and 2003 and the statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 15, 2005.   Chartered Accountants

STATEMENTS OF FINANCIAL POSITION

As at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		**2004**		2003
ASSETS				
Current				
Cash	$	**179**	$	-
Current portion of future tax assets *[note 6]*		**14,000**		-
		14,179		-
Investment in Hemosol LP *[notes 1 & 3]*		**5,322**		-
Investment in MDS Laboratory Services LP *[notes 1 & 4]*		**55,891**		34,796
Future tax assets *[note 6]*		**98,639**		-
Total assets	$	**174,031**	$	34,796
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accrued liabilities	$	**120**	$	-
Current taxes payable		**232**		-
Note payable *[note 5]*		**306**		-
Current portion of unrealized tax loss benefit *[note 6]*		**12,498**		-
Due to MDS Laboratory Services LP *[note 1]*		**16,434**		-
		29,590		-
Unrealized tax loss benefit *[note 6]*		**88,053**		-
		117,643		-
Shareholders' equity				
Net investment by MDS Inc. *[note 7]*		**-**		34,796
Common Shares – Class A *[note 7]*		**2,319**		-
Common Shares – Class B *[note 7]*		**34,677**		-
Retained Earnings		**19,392**		-
		56,388		34,796
Total liabilities and shareholders' equity	$	**174,031**	$	34,796

See accompanying notes

On behalf of the Board of Directors:



EDWARD E. MCCORMACK
Chairman of the Board and Director



MITCHELL J. KOSTUCH
Director

STATEMENTS OF INCOME

Years ended October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		2004	2003		2002
Equity in earnings of investee *[note 8]*	$	**47,309**	48,230	$	50,920
General and administration		**(373)**	-		-
Income before income taxes and interest expense		**46,936**	48,230		50,920
Interest expense *[notes 1 & 5]*		**(439)**	-		-
Income before income taxes		**46,497**	48,230		50,920
Income taxes – current *[note 6]*		**(9,625)**	(17,857)		(19,999)
– future *[note 6]*		**(790)**	-		-
Net income	$	**36,082**	30,373	$	30,921
Earnings per share basic and diluted *[note 9]*	$	**-**	-	$	-

See accompanying notes

STATEMENTS OF RETAINED EARNINGS

Years ended October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		2004		2003		2002
Retained earnings, beginning of period	$	**-**	$	-	$	-
Net income		**36,082**		30,373		30,921
Earnings distributions, prior to May 1, 2004 *[note 8]*		**(16,690)**		(30,373)		(30,921)
Retained earnings, end of period	$	**19,392**	$	-	$	-

See accompanying notes

STATEMENTS OF CASH FLOWS

Years ended October 31

[Thousands of Canadian dollars]		2004		2003		2002
(See Note 1: Basis of Presentation)						
Operating activities						
Net income	$	36,082	$	30,373	$	30,921
Items not affecting current cash flow:						
Amortization of unrealized tax loss benefit		(6,571)		-		-
Future income tax expense		7,361		-		-
Notional tax provision *[note 6]*		9,525		17,857		19,999
Interest accrued on loans from affiliated parties		439		-		-
Equity earnings		(47,309)		(48,230)		(50,920)
		(473)		-		-
Changes in non-cash working capital balances relating to operations:						
Current liabilities		352				
		(121)				
Financing and Investing activities						
Note payable *[note 5]*		300				
Loan from MDS Laboratory Services LP *[note 1]*		16,000		-		-
Redemption of Class C Shares *[note 1]*		(16,000)		-		-
		300				
Increase in cash position during the period		179		-		-
Cash position, beginning of period		-		-		-
Cash position, end of period	$	179	$	-	$	-

See accompanying notes

Cash income taxes paid	$	-	$	-	$	-

Cash interest paid	$	-	$	-	$	-

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

- Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.

- LPBP transferred the Blood Products Business to a newly formed entity, Hemosol LP, for a 100% limited partnership interest.

- LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in Hemosol LP.

- MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.

- MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A Shares and 11,134,648,627 Class B Non-Voting Shares.

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

- Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.

- The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5%, matures on May 31, 2005 and may be prepaid at any time. (See note 10)

As a result of the above, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $120 million.

[All amounts in thousands of Canadian dollars, except where noted]

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. **Summary of Significant Accounting Policies**

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 11.

[All amounts in thousands of Canadian dollars, except where noted]

Investments

The Company regularly reviews its investments for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Investment in Hemosol LP

As described in note 1, 'Basis of Presentation', LPBP holds a 7% interest in Hemosol LP. This investment is accounted for on a cost basis as LPBP does not exercise significant influence or control over Hemosol LP. The carrying amount of the investment will be reviewed periodically for potential impairment.

4. Investment in MDS Laboratory Services LP

As previously described in note 1, LPBP acquired a 99.99% interest in Labs LP, which is accounted for on an equity basis as LPBP can exercise significant influence but, as a limited partner, does not control Labs LP. LPBP is required to pay dividends to its shareholders based on the distributions received from Labs LP, net of any expenses incurred directly by LPBP in the

[All amounts in thousands of Canadian dollars, except where noted]

course of its operations. As at October 31, 2004, no distributions had been received and consequently the increase in the investment, as a result of equity accounting for the Company's interest in the net income of Labs LP, is approximately $21 million.

5. Note Payable

In 2004, LPBP borrowed $300 thousand from MDS, to cover general operating expenses, under the terms of a note payable with an interest rate of prime plus 2%. This note is due upon demand. The carrying amount on the Statements of Financial Position includes accrued interest.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110 'Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations'. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future income tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated taxes have been classified as current tax expense.

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

(a)   Provision

The Company's effective tax rate has the following components:

	2004	2003	2002
	%	%	%
Combined Canadian federal and provincial tax rate	**36.2**	37.0	39.2
Increase (decrease) in tax rate as a result of:			
Amortization of unrealized tax loss benefit	**(14.1)**	-	-
Federal capital taxes and other	**0.3**	-	0.1
Effective income tax rate	**22.4**	37.0	39.3

(b)   Future tax assets

Future tax assets consist of the following temporary differences:

		2004
Future tax assets		
Tax benefit of loss carryforwards	$	97,956
Investment tax credits, net of tax		17,799
Future tax assets before valuation allowance		115,755
Valuation allowance		(3,116)
Future tax assets	$	112,639

(c)   Tax carryovers

At October 31, 2004 the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carryforward indefinitely. Tax losses and tax credits expire as follows:

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

		Federal Losses		Provincial Losses		Investment Tax Credits
2005	$	1,866	$	-	$	-
2006		3,694		-		586
2007		-		-		2,025
2008		9,353		7,214		1,994
2009		1,000		1,000		2,897
2010		7,535		7,535		4,823
2011		40,498		44,391		4,053
2012		-		-		7,580
2013		-		-		4,400
2014		-		-		616
Indefinite carryover		208,587		208,587		-
	$	272,533	$	268,727	$	28,974

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004. (see note 1)

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)		Common Shares	
		Number	Amount
Shares Issued – Class A		94,468	2,319
Shares Issued – Class B		11,134,649	34,677
Closing Balance – October 31, 2004		11,229,117	$ 36,996

[All amounts in thousands of Canadian dollars, except where noted]

All the shares were issued on May 1, 2004 (see note 1).

Net Investment by MDS Inc.

The following is the continuity in the net investment by MDS for the period from November 1, 2001 to May 1, 2004:

Balance as at November 1, 2001 and October 31, 2002 and 2003	$	34,796
Recognition of future tax asset		120,000
Recognition of unrealized tax loss benefit		(107,122)
Investment in Hemosol LP		5,322
Issuance of Class A Shares in LPBP		(2,319)
Issuance of Class B Shares in LPBP		(34,677)
Redemption of Class C Shares in LPBP		(16,000)
Balance as at May 1, 2004	$	-

8. Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2004 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004. The equity earnings reported on the Statements of Income comprises:

Equity in earnings for the period November 1, 2003 – April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 – October 31, 2004	$21,095
	$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2004 and 2003 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2004, 2003 and 2002.

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information represents an estimate of the revenues and net income attributable to Labs LP for the fiscal years of MDS ended October 31, 2004, 2003 and 2002, as if Labs LP existed during these periods. The material assumptions made in the preparation of this financial information are as follows:

1. Interest income/expense for MDS has not historically been recorded by individual divisions due to a centralized cash pooling arrangement of MDS. Accordingly, no such interest income/expense has been included.

2. Income tax expense has not been provided for the business of Labs LP since the continuing structure is a partnership and therefore continuity of interests of such a structure would indicate that there would have been no taxes in the previous entity. Accordingly, no such income tax expense has been included.

3. Management fees were charged by MDS to Labs LP for the period starting May 1, 2004 for support services provided by MDS to Labs LP. The support services provided by MDS include but are not limited to information technology services, financial services, real estate services, regulatory compliance services, human resources services and government relation services. For comparability to prior years, Labs LP has included a similar fee for the periods prior to May 1, 2004.

The following table represents Labs LP's revenue and net income for the reporting periods.

			Twelve months to October 31		
[Thousands of Canadian dollars]		**2004**		2003	2002
Revenue	$	**211,456**	$	200,794 $	199,288
Net income		**47,314**		48,235	50,925

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

LPBP's 99.99% share of net income for the three years ending October 31, 2004 is $47,309, $48,230 and $50,920, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2004. The comparative summary of financial information represents an estimate of the financial position of Labs LP, as if it existed, as at October 31, 2003. The material assumptions made in the preparation of this October 31, 2003 financial information is as follows:

1. No cash or accounts payable information has been included at October 31, 2003, since it has been assumed that, as a division of MDS, the business of Labs LP would have been completely financed by MDS. Likewise, all cash generated by the business would have been transferred to the centralized cash pool of MDS.

2. The capital assets and goodwill reflect the balances at October 31, 2003 of only those assets which were transferred to Labs LP. Not all assets and goodwill relating to the old division were transferred on May 1, 2004.

The following table represents Labs LP's assets and liabilities as at October 31, 2004 and, where applicable, based on the assumptions described above, for the period ended October 31, 2003.

[Thousands of Canadian dollars]		2004		2003
Cash	$	2,949	$	-
Accounts receivable		17,376		27,252
Inventories		2,239		2,233
Other current assets		991		318
Loan receivable from LPBP		16,434		-
Capital assets		10,626		6,309
Long-term investment		2,532		2,182
Goodwill		20,904		20,904
Total Assets	$	74,051	$	59,198
Total Liabilities	$	18,239	$	-
Total Partner's Capital	$	55,812	$	59,198

[All amounts in thousands of Canadian dollars, except where noted]

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2004 is less than one half of one cent.

10. Subsequent Events

On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.

11. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, and the effects on the financial statements of the Company, are identified in the reconciliation below:

NOTES TO FINANCIAL STATEMENTS

[All amounts in thousands of Canadian dollars, except where noted]

Years ended October 31

[Thousands of Canadian dollars]		**2004**		2003		2002
Net income under Canadian GAAP	$	**36,082**	$	30,373	$	30,921
Adjustments:						
Equity losses of Hemosol LP [(i)]		**(821)**		-		-
Net income under US GAAP	$	**35,261**	$	30,373	$	30,921
Earnings per share under US GAAP:						
Basic and diluted.	$	**-**		-		-

[(i)]   Under Canadian GAAP, any investment which is not controlled or in which the Company does not have significant interest is accounted for at cost. However, U.S. GAAP requires the use of the equity method to account for certain investments, including equity interests greater than five percent in partnerships. Therefore under US GAAP, the Company is required to include its 7% interest in Hemosol LP's net earnings/loss for the period reported. The offset to the change in the Company's earnings under U.S. GAAP is a reduction of $821 thousand to the investment in Labs LP on the statement of financial position, for U.S. GAAP purposes.